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                                                                   EXHIBIT 4

                                   AGREEMENT

                 This Agreement (the "Agreement") is made and entered into as of December 14, 1995, by and between Whelan Management Corp. ("Whelan") and Robert S. Washburn ("Washburn").

                                   WITNESSETH

                 WHEREAS, Whelan owns options to purchase 200,000 shares of common stock, par value $.16 2/3 per share (the "Common Stock"), of Tesoro Petroleum Corporation (the "Company") at $8.25 per share, subject to adjustment, which expire on May 16, 1996 (the "Options");

                 WHEREAS, Washburn has agreed to participate in a consent solicitation relating to the Company (the "Solicitation") and has agreed to share in the payment of expenses of the Solicitation (the "Expense Payments") and to initially contribute $100,000 to the Whelan Management Escrow Account (the "Whelan Account") in connection therewith;

                 NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                 1. Contribution. Washburn will upon the execution of this Agreement contribute to the Whelan Account $100,000.

                 2. Right to Reimbursement. In the event that Washburn is not reimbursed for his Expense Payments upon the termination of the Solicitation, Whelan hereby agrees to pay to Washburn the lesser of (i) 30% of the Profits (as defined below) or (ii) an amount equal to his Expense Payments.

                 3. Profits. Whelan and Washburn agree that the profits (the "Profits") realized from Whelan's exercise of the Options and the sale of shares of Common Stock acquired upon the exercise of such Options, shall equal the difference obtained by subtracting (i) the sum of the option price plus the option strike price from (ii) the net proceeds from the sale of the 200,000 shares of Common Stock acquired pursuant to the exercise of the Options.

                 4. No Duty to Sell Common Stock. Notwithstanding anything to the contrary contained in this Agreement, Whelan shall not have any duty to exercise the Options or sell the shares of Common Stock acquired by Whelan through the exercise of the Options. In the event that Whelan does not elect to exercise or sell the Options or to sell shares of Common Stock, Profits shall be computed as if shares of Common Stock were sold using as





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the sales price the last trade, regular way, on the New York Stock Exchange on the day the Solicitation is terminated.

                 5. Liability for Options. The Parties hereto agree that if the Options are for any reason invalid or not honored, Whelan shall have no liability as a result thereof.

                 6. Expiration of Options. Upon the expiration of the Options this Agreement shall terminate.

                 7. Covenants of Whelan. As long as this Agreement is in effect, Whelan hereby agrees not to dispose of the Options. For purposes hereof, the expiration of the Options by their terms shall not be deemed to be a disposition.

                 IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first written above.

                                        WHELAN MANAGEMENT CORP.


                                        By:  /s/ Kevin Flannery
                                             ----------------------------
                                             Name:  Kevin Flannery
                                             Title: President


                                        /s/ Robert S. Washburn
                                            -----------------------------
                                            Robert S. Washburn